EXHIBIT 99.1

HEXO Corp provides additional transparency on licensing

GATINEAU, Quebec, Nov. 15, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NYSE: HEXO) (“HEXO” or the “Company”) is providing additional information about licensing at its facility in Niagara, Ontario.

In November 2018, prior to HEXO Corp’s acquisition of Newstrike Brands Ltd., the UP Cannabis cultivation facility in Niagara was licenced by Health Canada and production from that facility began shortly after. Block B – the space in question – was included in the licence application. In October 2018, Health Canada requested additional information for the application, pertaining specifically to the building where Block B is housed. When the licence was received, the team was under the impression that Block B was included in the licence. In February 2019, Health Canada conducted an inspection of the facility, which included Block B and no observations were made about cultivation in this space. This further reinforced the assumption that it was indeed a licensed growing space.

On July 30, 2019, shortly after the Newstrike Brand Ltd. acquisition closed, HEXO discovered that cannabis was being grown in Block B, which was not adequately licensed. HEXO management immediately ceased cultivation and production activities in the unlicensed space. The Company notified Health Canada instantly, and the regulator was satisfied with HEXO management’s corrective actions. The Company is confident that all product cultivated and produced in all its facilities is grown according to the highest quality standards and following all standard operating procedures. As an additional quality assurance measure, HEXO’s Chief Operating Officer personally inspected and certified any shipments for sale from that facility. All of the inventory on site at that time was held from shipping and scheduled for destruction.

“HEXO is keenly focused on producing high-quality products that Canadians can trust,” said HEXO CEO and co-founder Sebastien St-Louis. “Upon discovering that cannabis was being grown in an inadequately licensed area of the Niagara facility we immediately ceased all activities and notified Health Canada. While we are disappointed with what we uncovered, we assume responsibility for any issues with UP products prior to the acquisition.”

Today, the facility is no longer operational. On October 24, 2019, HEXO announced it was right-sizing its operations and winding down operations in Niagara. UP cannabis is now grown at HEXO’s Gatineau licensed cultivation facility in Gatineau, QC, as well as in Brantford in an in-door cultivation facility, and the Company retains the ability the reinstate the Niagara facility should demand increase. On October 28, 2019, the Company announced it had received renewed licences, as well as new licences for its Belleville Centre of Excellence, for research, and for the sale of new cannabis categories.

HEXO is choosing to proactively address this occurrence now as it recently became aware false information that was being circulated to damage the reputation of the Company. HEXO felt that it was diligent to ensure factually accurate information was available to its stakeholders.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com